Accenture plc

VIA EDGAR

December 21, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Ms. Maryse Mills-Apenteng

Re:	Accenture plc Preliminary Proxy Statement on Schedule 14A Filed December 11, 2009 File No. 001-34448

Dear Ms. Mills-Apenteng:

Accenture plc (the “Company”) submits the following responses to your letter dated December 18, 2009 regarding the Securities and Exchange Commission Staff’s review of Accenture plc’s Preliminary Proxy Statement on Schedule 14A filed on December 11, 2009 (the “Preliminary Proxy Statement”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. Capitalized terms used below but not defined in this letter shall have the meanings set forth in the Preliminary Proxy Statement.

Proposal No. 3 — Approval of Accenture plc 2010 Share Incentive Plan, page 25

1.	Please disclose whether you presently have any plans to make grants under the plan or whether such grants are determinable. If you have a present intent to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A. If you do not have a present intent to make any specific grants, please provide a representation to that effect.

The Company has not yet made any grants or awards under the 2010 SIP, either subject to shareholder approval of the 2010 SIP or otherwise. Accordingly, the Company respectfully submits that no information is currently required by Item 10(a)(2) of Schedule 14A and no information in addition to that already included in the Preliminary Proxy Statement is currently required under Item 10(b)(2) of Schedule 14A. The Company, however, will supplement the disclosure included in the Preliminary Proxy Statement as indicated below.

Although no action has yet been taken by the Board with respect thereto, the Company currently contemplates that the annual grants of RSUs to directors for 2010, which are currently contemplated to be similar to the annual grants for fiscal 2009 discussed under “Compensation of Executive Officers and Directors–Director Compensation for Fiscal 2009–Elements of Director Compensation–Equity Compensation” on page 66 of the Preliminary Proxy Statement, would be made under the 2010 SIP if the 2010 SIP is approved by the Company’s shareholders. Other than those contemplated grants, the Company does not presently intend to make any specific grants under the 2010 SIP.

Accordingly, the Company will supplement the disclosure with respect to “PROPOSAL NO. 3–APPROVAL OF ACCENTURE PLC 2010 SHARE INCENTIVE PLAN” that is currently included in the Preliminary Proxy Statement by adding the following:

“The Company is not currently contemplating any specific grants under the 2010 SIP other than, at this time, we anticipate that, if the 2010 SIP is approved by our shareholders, the annual grants of restricted share units to directors for fiscal 2010 (which are currently anticipated to be similar to the annual grants for fiscal 2009 described under “Compensation of Executive Officers and Directors–Director Compensation for Fiscal 2009–Elements of Director Compensation–Equity Compensation” below) would be made under the 2010 SIP.”

For the further information of the Staff, the equity awards with respect to fiscal 2009 that have been approved and will be awarded in January 2010 (and which are described with respect to the named executive officers on, among other places, page 43 of the Preliminary Proxy Statement under “Compensation of Executive Officers and Directors–Compensation Discussion and Analysis–2009 Compensation Overview”) will be granted under the current 2001 SIP.

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The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call Douglas G. Scrivner at (408) 817-2136 or the undersigned at (312) 693-4544 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

ACCENTURE PLC

By:	/s/ Richard Buchband
Name: Richard Buchband

cc:	Pamela J. Craig, Accenture
Anthony G. Coughlan, Accenture
Douglas G. Scrivner, Esq., Accenture
A.J. Kess, Esq., Simpson Thacher & Bartlett LLP

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